SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

NOVEMBER 13, 2007

AngloGold Ashanti Limited
(Name of Registrant)

76 Jeppe Street
Newtown, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: **DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARIAL OF ANGLOGOLD ASHANTI LIMITED**



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARIAL
OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the managing secretary has exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE.

Details	Y Z SIMELANE Managing Secretary
Date options exercised	12 November 2007
Date options granted	01 November 2000
Quantity of options exercised / shares allotted	4,000
Option exercise price	R107.40
Sale price per share	R312.08
Total sale value	R1,248,320.00
Pre-tax profit per share	R204.68
Total pre-tax profit	R818,720.00
Quantity of shares sold on the JSE	4,000
Quantity of shares acquired in own name	NIL
Type of interest	Beneficial
% of total shares in issue	0.001443887%

13 November 2007

JSE Sponsor: UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: NOVEMBER 13, 2007   by: /s/ L EATWELL

                                           Name: L Eatwell
                                           Title: Company Secretary